PT INDOSAT TBK AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V. ANNOUNCE

FULL REDEMPTION OF 7.125% GUARANTEED NOTES DUE 2012

Cusip Nos.: 45579NAA3/N44508AA2

ISIN Nos.: US45579NAA37/USN44508AA27

Common Code: 022286790/022286455

Jakarta, September 6, 2010  — PT Indosat Tbk (“Indosat”) and Indosat International Finance Company B.V. (“IIFC”), a wholly owned subsidiary of Indosat, today announced that as of September 2, 2010, IIFC has redeemed all of its outstanding 7.125% Guaranteed Notes due 2012 (the “Notes”) pursuant to the terms of the indenture dated as of June 22, 2005.  IIFC received notice of the cancellation of all outstanding Notes from The Bank of New York Mellon, as trustee, on September 3, 2010.  The Notes were originally scheduled to mature on June 22, 2012.

In connection therewith, arrangements have been made for the delisting of the Notes from the official list of the Singapore Exchange Securities Trading Limited on September 8, 2010.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.